SMARBEE, INC. (FKA CAPITAL EQUITY FINANCE, INC.)

July 27, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Ryan C. Milne

Mail Stop 4631

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Smarbee, Inc. (FKA Capital Equity Finance, Inc.)

Form 8-K Item 4.01

Filed July 16, 2010

File No. 000-52704

Dear Mr. Milne:

This letter is in response to your correspondence dated July 19, 2010 requesting certain revisions to the Form 8-K filed by Smarbee, Inc., formerly known as Capital Equity Finance, Inc. (the “Company”) on July 16, 2010.  We have responded to all of your requested changes to the Form 8-K in the Form 8-K/A filed simultaneously with this letter.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

/s/ Kelly L. Kirchhoff

Kelly L. Kirchhoff, CEO